Securities Exchange Act
Section 17
Rule 17a-8
Public Availability 2/12/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

[redacted]

04011331

February 12, 2004

Mr. Alan Sorcher
Vice President & Associate General Counsel
Securities Industry Association
1425 K Street, N.W., 7th Floor
Washington, DC 20005-3500

Re: Financial Recordkeeping and Reporting of Currency and Foreign Transactions / Broker-Dealer Customer Identification Rule

Dear Mr. Sorcher:

I am writing in response to your letter of January 6, 2004, concerning the reliance provisions in the new broker-dealer customer identification rule ("CIP Rule").[1] Specifically, you have asked whether the staff of the Division of Market Regulation would recommend to the Securities and Exchange Commission ("Commission") that enforcement action be taken if broker-dealers treat registered investment advisers ("advisers") as if they were subject to an anti-money laundering program rule under 31 U.S.C. 5318(h) ("AML Rule") for the purposes of paragraph (b)(6) of the CIP Rule.[2]

I understand the following facts are pertinent to your question. On April 29, 2003, the Commission issued the CIP Rule jointly with the Treasury[3] under Section 326 of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA Patriot Act).[4] The rule is codified in 31 CFR Part 103,[5] which contains regulations under the Bank Secrecy Act ("BSA").[6]

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1 31 CFR 103.122.

2 Sections 203 and 203A of the Investment Advisers Act of 1940, and the rules promulgated thereunder, govern which investment advisers must register with the Commission.

3 Customer Identification Programs for Broker-Dealers, Securities Exchange Act of 1934 Release No. 47752 (April 29, 2003), 68 FR 25113 (May 9, 2003) (CIP Rule Final Rule Release).

4 Pub. L. 107-56.

5 31 CFR 103.122.

6 31 U.S.C. 5311 et seq.

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Commission Rule 17a-8[7] requires broker-dealers to comply with applicable BSA regulations, including the CIP Rule.[8]

The CIP Rule requires brokers-dealers to implement customer identification programs that contain the following elements: (1) procedures for verifying the identities of customers, (2) procedures for maintaining records of the verification process, (3) procedures for comparing customers with lists of known or suspected terrorists or terrorist organizations, and (4) procedures for providing customers with notice that information is being collected to verify their identities.[9]

Paragraph (b)(6) of the CIP Rule permits broker-dealers to rely on certain other financial institutions to undertake the required elements with respect to shared customers.[10] The rule permits such reliance if, among other things, the other financial institution is subject to an AML Rule and regulated by a Federal functional regulator. Paragraph (b)(6) also requires that the reliance be reasonable under the circumstances and that the relied-on financial institution enter into a contract requiring it to certify annually to the broker-dealer that it has implemented an anti-money laundering program, and that it will perform (or its agent will perform) specified requirements of the broker-dealer's customer identification program. The reliance provisions are designed to permit two financial institutions with mutual customers to reach agreements between themselves as to how they should allocate performance of the requirements of the rule and, thereby, rely on one another to avoid unnecessary duplication of efforts with respect to a given customer.

You state that the interrelationship between broker-dealers and advisers is the type of situation intended to be covered by the reliance provisions. In particular, you point out that advisers have the most direct relationship with the customers they introduce to broker-dealers and, therefore, are in the best position to perform some of the requirements of the CIP Rule. You point out that the advisers typically are authorized to direct securities transactions in a securities account opened in the name of the customer at

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7 17 CFR 240.17a-8.

8 The CIP Rule applies to all "broker-dealer[s]" as defined in paragraph (a)(2) of the rule. Under the definition, a broker-dealer is any person required to register with the Commission under the Securities Exchange Act of 1934, except persons who register pursuant to 15 U.S.C. 78o(b)(11).

9 See 31 CFR 103.122(b)(2), (b)(3), (b)(4) and (b)(5), respectively.

10 31 CFR 103.122(b)(6).

a broker-dealer.[11] You also note that some advisers, for competitive reasons, may be hesitant to give broker-dealers direct access to their customers. You report that some advisers have implemented AML programs and will agree to enter into reliance contracts. You argue that broker-dealers will incur unnecessary compliance costs if they are not permitted to rely on advisers.

Because these advisers are registered with the Commission, they meet the requirement that the relied-on financial institution be regulated by a Federal functional regulator. However, they are not currently subject to an AML Rule and, consequently, do not meet this condition of paragraph (b)(6) of the CIP Rule. On April 28, 2003, the Financial Crimes Enforcement Network (FinCEN), Department of the Treasury, proposed an AML Rule for registered investment advisers.[12] Final rules have not been adopted. You have asked that broker-dealers be permitted to treat registered investment advisers as if they are subject to an AML Rule for the purposes of paragraph (b)(6) of the CIP Rule. If such relief is granted and Treasury ultimately decides not to issue an AML Rule for advisers, you ask that broker-dealers be permitted to continue relying on advisers under paragraph (b)(6) until thirty days after Treasury publicly announces such a decision.

Based on the foregoing, the Division staff will not recommend enforcement action to the Commission under Rule 17a-8 if a broker-dealer relies on an investment adviser, prior to such adviser becoming subject to an AML Rule, provided all the other requirements and conditions in paragraph (b)(6) of the CIP Rule are met, namely that: (1) such reliance is reasonable under the circumstances; (2) the investment adviser is regulated by a Federal functional regulator; and (3) the investment adviser enters into a contract requiring it to certify annually to the broker-dealer that it has implemented an anti-money laundering program, and that it will perform (or its agent will perform) specified requirements of the broker-dealer's customer identification program. This letter is withdrawn without further action on the earlier of: (1) the date upon which an AML Rule for advisers becomes effective, or (2) February 12, 2005.

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11 Investment advisers also may open accounts in their own name at a broker-dealer to facilitate trading on behalf of their clients until transactions can be settled to their clients' individual securities accounts at another broker-dealer or bank. Less commonly, advisers may open omnibus accounts for the benefit of their customers. In these cases, under the CIP Rule, the investment adviser, rather than the beneficial owners, would be the broker-dealer's customer.

12 68 FR 23646 (May 5, 2003).

This is a staff position with respect to enforcement only and does not purport to express any legal conclusions. It may be withdrawn or modified if the staff determines that such action is necessary to be consistent with the BSA and in the public interest.

Sincerely,

Annette L. Nazareth
Director

Securities Industry Association
1425 K Street, NW • Washington, DC 20005-3500 • (202) 216-2000 • Fax (202) 216-2119
info@sia.com • www.sia.com

January 6, 2004

Via Facsimile

Mr. Michael Macchiaroli
Associate Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: No Action Request under Broker-Dealer Customer Identification Rule (31 C.F.R. § 103.122)

Dear Mr. Macchiaroli:

The Securities Industry Association ("SIA")[1] is submitting this request on behalf of its member firms for No Action relief with respect to the reliance provisions in the customer identification rule ("CIP Rule") issued pursuant to Section 326 of the USA PATRIOT Act.[2] The CIP rule requires broker-dealers to adopt written customer identification programs ("CIP") that include risk-based procedures for verifying the identity of each customer.

SIA requests that broker-dealers be able to rely on registered investment advisers to perform some or all of the CIP. To that end, we request that the Staff of the Division of Market Regulation confirm that it will not recommend enforcement action against a broker-dealer that, in compliance with the conditions set forth in this letter, relies on a registered investment adviser under 31 C.F.R.§103.122(b)(6) to perform some or all of its customer identification obligations prior to the promulgation of a final rule under Section 352 of the USA PATRIOT Act requiring such registered investment adviser to adopt a formal anti-money laundering program.

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1 The Securities Industry Association brings together the shared interests of more than 600 securities firms to accomplish common goals. SIA member-firms (including investment banks, broker-dealers, and mutual fund companies) are active in all U.S. and foreign markets and in all phases of corporate and public finance. The U.S. securities industry manages the accounts of nearly 93 million investors directly and indirectly through corporate, thrift, and pension plans. In the year 2001, the industry generated $198 billion in U.S. revenue and $358 billion in global revenues. Securities firms employ approximately 750,000 individuals in the United States (More information about the SIA is available on its home page: http://www.sia.com.)

2 "Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001," ("PATRIOT Act") Pub. L. No. 107-56 (2001), signed into law by President Bush on October 26, 2001.

120 Broadway • New York, NY 10271-0080 • (212) 608-1500 • Fax (212) 968-0703

from and about their customers. Moreover, investment advisers are often reluctant to share their client information because they view the other institution as their competitor. Therefore, investment advisers are in many situations, in the best position to perform some or all of the requirements of the CIP Rule. In fact, we believe some advisers have already implemented AML programs and may be in a position to enter into reliance contracts.

However, because advisers are not presently subject to an AML rule, broker-dealers will have to implement CIPs that do not permit reliance on investment advisers. Thereafter, when a final AML rule becomes effective for registered investment advisers, broker-dealers may have to make significant changes to their compliance systems. Given that investment advisers will likely soon qualify for reliance under the CIP Rule, it would be burdensome and add significant compliance costs to require broker-dealers to wait until the proposed investment adviser rule is finalized before they can rely on such advisers. Therefore, SIA requests that pending finalization of the proposed rules relating to investment advisers, broker-dealers be able to rely on investment advisers -- that will be covered by the final 352 rule -- under the reliance provisions of the 326 Rule to perform some or all of the CIP.

Under our proposal, broker-dealers may treat registered investment advisers as if they are subject to an AML Rule for the purposes of paragraph (b)(6) of the CIP Rule (31 C.F.R. § 103.122(b)(6)) only where: (1) reliance is on an investment adviser that has a Federal functional regulator; (2) the investment adviser enters into a contract with the broker-dealer requiring it to certify annually to the broker-dealer that it has implemented its own anti-money laundering program consistent with the PATRIOT Act; (3) the investment adviser is covered by the proposed AML rule for registered investment advisers; and (4) the investment adviser will perform (or its agent will perform) the requirements of its own CIP.

If such relief is granted and Treasury ultimately determines not to issue an AML Rule for advisers, we request that broker-dealers be permitted to continue relying on advisers under paragraph (b)(6) until thirty days after Treasury makes such a decision.

- **No Action Request**

On the basis of the foregoing, SIA respectfully requests that the Staff advise us that:

- The Staff of the Division of Market Regulation would not recommend that the Commission take enforcement action against a broker-dealer that relies on a registered investment adviser under the reliance provisions in 31 C.F.R. § 103.122(b)(6) to perform some or all of the required CIP elements.

If you wish to receive additional information related to this request, please feel free to contact the undersigned.

Sincerely,

Alan E. Sorcher
Vice President and
Associate General Counsel
Securities Industry Association
(202) 216-2000

cc: Randall Roy